UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 1, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

TransMedics Group, Inc.

File No. 333-230736 - CF#36834

TransMedics Group, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 5, 2019, as amended.

Based on representations by TransMedics Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.31	through May 31, 2027
Exhibit 10.32	through May 24, 2025
Exhibit 10.33	through April 1, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary